General Motors Corporation
Mail Code 482-C34-D68
300 GM Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000
Tel 313-667-3434
Fax 313-667-3151
March 31, 2008
By Federal Express and EDGAR
FOIA Confidential treatment is requested by
General Motors Corporation pursuant to
17 C.F.R 200.83
David R. Humphrey
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	General Motors Corporation Form 10-K for the year ended December 31, 2006 Filed March 15, 2007 Form 10-Q for the nine months ended September 30, 2007 Filed November 8, 2007 File No. 001-00043
Dear Mr. Humphrey:
This is to advise you that, pursuant to 17 C.F.R. 200.83, General Motors Corporation (“We,” “GM” or “the Corporation”) requests confidential treatment under the Freedom of Information Act of Appendix A to this letter. A separate unredacted version of this letter, which includes Appendix A, has been delivered to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
In accordance with the foregoing regulation, please promptly notify Anne T. Larin of the GM Legal Staff, of any request under the Freedom of Information Act for access to the selected portions of this letter for which GM requests confidentiality. Any such notification should be directed to Ms. Larin at the following address: General Motors Corporation, Mail Code 482-C23-D24, 300 Renaissance Center, Detroit, Michigan 48243. In addition, Ms. Larin can be reached by telephone at (313) 665-4927. Any questions related to the request for confidential treatment, and all other notices issued with respect thereto, should also be directed to Ms. Larin.
On behalf of the Corporation, the following responses are being provided to the comments of the staff of the Securities and Exchange Commission contained in your March 13, 2008 letter regarding the above-referenced filings. For ease of reference, we have reproduced the staff’s

March 31, 2008

comments below along with our response to each comment. In many of our responses, we have focused on the specific facts and circumstances as they relate to the valuation allowance established in the United States, which represented $34.4 billion of the $39 billion valuation allowance recorded in the third quarter of 2007 as we believe this approach improves the understandability of the letter. If the staff would like additional information related to Canada and Germany, we would be pleased to furnish such data.
Form 10-Q for the nine months ended September 30, 2007
Item 1 — Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 11 — Income Taxes page 25
1.	We note your response to our prior comment 6. However, it is not clear how you concluded that twelve quarters of rolling cumulative losses is sufficient negative evidence to offset the positive evidence of future taxable income projections and warrant a full deferred tax asset valuation allowance, while eleven quarters of rolling cumulative losses is not sufficient negative evidence to warrant any deferred tax asset valuation allowance. In this regard, please explain the absence of disclosures in your June 30, 2007 Form 10-Q related to the likelihood of a deferred tax asset valuation allowance. In your response, please specifically address the following matters as of June 30, 2007:
•	Your conclusion regarding the weight given to cumulative losses in prior periods.

•	Why such negative evidence did not offset the positive evidence regarding future taxable income projections enough to warrant at least a partial deferred tax asset valuation allowance.
Response
We respectfully submit that we did not include additional disclosures in our June 30, 2007 Form 10-Q as we did not believe that circumstances had materially changed from those disclosed in Note 13 to our consolidated financial statements included in our 2006 Annual Report on Form 10-K. Rule 10-1(a)(5) of Regulation S-X indicates that we “may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year...and footnote disclosures which would substantially duplicate the disclosure contained in the most recent annual report to security holders or latest audited financial statements...may be omitted.” The following is an excerpt from Note 13 of our consolidated financial statements included in our 2006 Annual Report on Form 10-K:
At the forecast levels of future profitability, the U.S. federal and Canadian net deferred tax assets are considered more likely than not to be realizable over the periods that the underlying transactions become deductible for U.S. federal and

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Canadian tax purposes. If future events and/or the outcome of GM’s cost reduction actions were to be significantly different than GM currently forecasts, a substantial valuation allowance for the U.S. and Canadian net deferred tax assets might be required.
Moreover, Part II — Item 1A “Risk Factors” in our June 30, 2007 Form 10-Q included a specific reference to the risk factor in the Form 10-K that “continued failure to achieve profitability may cause some or all of our deferred taxes to expire.” That disclosure specifically stated that a “substantial valuation allowance may be required, which would materially increase our expense.”
In addition, we respectfully submit that we did not conclude that twelve quarters of rolling cumulative losses is sufficient negative evidence, on its own, to offset the positive evidence of future taxable income1 projections to warrant a full valuation allowance on our net deferred tax assets and eleven quarters of rolling cumulative losses would not be sufficient negative evidence, on its own, to warrant a full valuation allowance against our net deferred tax assets.
As the staff is aware, a cumulative three year loss is a significant negative factor in any evaluation of whether or not a valuation allowance should be established for an existing deferred tax asset. As the staff noted in its reference to paragraph 101 of SFAS 109 in comment 2 below, the FASB even considered whether three years of cumulative losses should be viewed as a trigger requiring a valuation allowance (which was ultimately rejected by the FASB) and practice has gravitated to the existence of cumulative losses over a three year period as significant negative evidence which is difficult to rebut based on projections of future taxable income. Stated another way, history is often the best basis for predicting the future and when a company has a history of cumulative taxable losses which are verifiable, it is difficult (but not impossible) to rebut that evidence with a projection of future taxable income. Factors to consider include the source of the taxable losses (i.e. a single event or one large loss year) or a few loss years with a near term expectation of taxable income, the timing of future income (i.e. near-, medium- or long-term) and accuracy of historical forecasts of taxable income.
In reviewing the positive and negative evidence in our analysis, one data point we considered was our cumulative historical operating results during the trailing three-year period. As discussed more fully in the response to comment 2 below, we selected three years because we believe that period has become generally accepted in practice as a reasonable time period to assess recent operating results. The remainder of this paragraph provides further detail related to the United States, since this tax jurisdiction represents the substantial majority of the valuation allowance recognized in the third quarter of 2007. As of December 31, 2005, our actual three-year cumulative results became negative for the first time. However, because a substantial

[1]	In this response, “future taxable income” means “future taxable income exclusive of reversing temporary differences and carryforwards” as defined in paragraph 21b of SFAS 109.

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portion of those cumulative losses related to various nonrecurring matters and the implementation of our turnaround plan, we adjusted those three-year cumulative results for the effect of these items, with the result being that the cumulative measure changed from negative to positive. We concluded that although we had a three-year actual cumulative loss for the first time at December 31, 2005, and a three-year adjusted cumulative loss for the first time at March 31, 2007 and continued to be in a three-year adjusted cumulative loss at June 30, 2007, the positive evidence of our financial outlook for taxable income in the near-term, mid-term and long-term outweighed the negative evidence, and we concluded that it was more likely than not that we would be able to realize our net deferred tax assets within the carryforward period. The positive evidence which we considered at June 30, 2007, which was consistent with the positive evidence we considered at March 31, 2007, consisted of:
•	Through June 30, 2007, we continued to project that we would generate taxable income or break-even results in 2007 and significant profitability in 2008, 2009 and beyond. We were aware that by following a purely mechanical approach, we would be in a three-year adjusted cumulative loss during 2007 as the more favorable 2004 quarters in our analysis were replaced with less favorable quarters from 2007. In 2004, we generated significant taxable income on an adjusted basis. In 2007 we generated taxable losses on an adjusted basis. Removing quarters with income and replacing them with quarters with losses mechanically and mathematically eventually resulted in a three-year adjusted cumulative loss.

•	Through June 30, 2007, we continued to generate operating results in line with our forecast each quarter and had shown a history of meeting or exceeding our forecast during 2006. At that time, we also anticipated that the operating losses for GMAC’s U.S. mortgage business would cease and that GMAC would remain profitable for 2007. While we had three years of adjusted cumulative losses which would not indicate utilization of our net deferred tax assets based on those adjusted historical results, we anticipated that we could utilize our net deferred tax assets in approximately 19 years based on our financial outlook. In addition, less than 10% of our net deferred tax assets in the United States were subject to expiration.
Accordingly, we concluded at June 30, 2007, that the positive evidence outweighed the negative evidence and that it was more likely than not that we would utilize our net deferred tax assets. The need to record a valuation allowance against deferred tax assets is a matter of judgment. At both March 31, 2007 and June 30, 2007 we concluded that our ability to achieve our forecasts was significant positive evidence which overcame the negative evidence of being in a three-year adjusted cumulative loss. It was only during the third quarter of 2007 when we revised downward our near-term forecast significantly that we concluded, in our judgment, that the available positive evidence no longer outweighed the significant negative evidence.
With regard to why the positive evidence regarding future taxable income projections was insufficient to warrant only a partial valuation allowance, please refer to our response to

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comment 5 below. As noted in our response to prior comment 9, we would like to respectfully point out that the valuation allowances we recorded in the third quarter of 2007 were net of future taxable temporary differences and therefore do not represent 100% of our gross deferred tax assets in the applicable tax jurisdictions and, therefore, are in a manner “partial valuation allowances.” In addition, we note that we have historically recorded partial valuation allowances against deferred tax assets, including deferred tax assets in the U.S. and Canada, when we concluded it was more likely than not that we would not utilize the deferred tax asset. For example, we have recorded valuation allowances in situations when foreign tax credits and state and local net operating loss carryforwards were expected to expire unused.
Note 11 — Income Taxes page 25
2.	Based on your disclosures, it appears that you utilized a strict application of a three-year cumulative loss methodology. In other words, it appears that you did not assign significant weight to the losses incurred in prior periods because you did not have three years of cumulative losses as of June 30, 2007. However, as discussed in paragraph 101 of SFAS 109, such an approach appears to have been considered but not adopted by the FASB due to their concerns regarding implementation issues. Please explain to us how you believe your methodology is consistent with the view expressed by the FASB in paragraph 101 of SFAS 109.
Response
We respectfully submit that we do not use a strict three-year cumulative loss methodology. In addition, we would like to respectfully point out that paragraph 101 of SFAS 109 discusses the FASB’s consideration regarding whether or not a “bright line” should be established to require a valuation allowance upon meeting a cumulative loss test and the FASB’s concerns with establishing such a bright line. In any event, we agree with the staff that based upon a particular registrant’s specific facts and circumstances a valuation allowance could be established before a three year cumulative loss is reached and we also agree with the FASB’s conclusion that three years of cumulative losses should not, in and of itself, trigger a valuation allowance. We believe our methodology is consistent with both the staff’s and the FASB’s concerns in this area.
Specifically, our methodology considers all evidence (including historical losses) and does not have bright line measures or rules that in and of themselves trigger a valuation allowance. We consider past losses, the source and consistency of those losses, whether they should be adjusted for certain one time items or items incurred to improve performance, whether they cumulatively exceed taxable income over a reasonable period of time (i.e. three years), the availability of tax planning strategies, carry forward periods, and other factors, including our expectations of future taxable income. Our methodology follows paragraphs 23 and 25 of SFAS 109 in that it provides that concluding that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years and that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which they

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can be objectively verified. The more negative evidence that exists the more verifiable and objective the positive evidence needs to be to overcome the negative evidence. Accordingly, we give more weight to items that are objectively verifiable (such as three years of cumulative taxable losses) than to items that are more subjective (such as projections of future taxable income). We give greater weight in offsetting negative evidence with projections of taxable income that reflect near term taxable income as compared to projections that reflect near term taxable losses with taxable income in the mid and long term when economic events and markets are less predictable. In offsetting negative evidence, we give greater weight to projections of taxable income when those projections are being met and have been met in recent periods, exclusive of nonrecurring items, as compared to projections that recently have been significantly revised. We believe our methodology is fully consistent with paragraph 101 of SFAS 109 and that the utilization of a three year period as a baseline to analyze cumulative performance is an appropriate period to account for unusually large losses or income in any given year being weighted too heavily in our analysis. We have selected the three-year period as a baseline after consulting available research materials and guidance, including:
Accounting Research Manager, Interpretations and Examples, Accounting for Income Taxes: Interpretations of FASB Statement 109, “Accounting for Income Taxes”
Interpretation 23-1 addresses the following question: “In evaluating the need for a valuation allowance, one of the pieces of negative evidence to be considered is “cumulative losses in recent years.” Does Statement 109 define that term?”
The response states, in part, that SFAS No. 109 does not define cumulative losses in recent years and goes on to state: “Generally, recent years would be considered to be the three-year period ending with the current reporting date.”
PricewaterhouseCoopers 2007 edition of “Guide to Accounting for Income Taxes”
Section 5.1.3.1 on page 92 discusses cumulative losses and states, in part, “Generally, we believe that the guideline, not a “bright line” but a starting point, should be cumulative pretax results as adjusted for permanent items (e.g. nondeductible goodwill impairments) for three years (the current and the two preceding years).”
Deloitte & Touche’s Accounting Research Tool
Deloitte & Touche’s guidance on the issue of a definition of cumulative losses is found in Interpretation FASB 109:23-4 where the following question is posed: “Does FASB 109 indicate over what period cumulative losses should be analyzed to determine if negative evidence is present?”

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The response states, in part: “No. However, the most common benchmark period used in practice by enterprises is to analyze pretax accounting income or loss from continuing operations (adjusted for permanent differences) for a three-year period — the current year and the immediate two preceding years.”
The need to establish a valuation allowance against net deferred tax assets is a matter of judgment. In forming our judgment we use our historical three-year adjusted operating results as a starting point to assess whether we will have future taxable income and therefore increase our ability to rely on our financial outlook. A three-year period is consistent with available guidance and practice in this area. It is important to note that our adjusted cumulative three-year operating results are only the starting point of our analysis. We then consider all other available evidence, including our forecasted profitability, and the weight of that evidence in reaching our conclusion.
Note 11 — Income Taxes page 25
3.	Please tell us whether your methodology would preclude the recognition of a deferred tax asset valuation allowance if minimal profits are generated or you reach a break-even point prior to experiencing a rolling twelve quarters of cumulative losses. In your response to our prior comment 8, you stated that, as of the end of the second quarter, you were forecasting positive operating results for your North American operations. If your results for the third quarter of 2007 had been in line with that forecast, tell us whether those results would have been sufficiently positive to have avoided a cumulative loss using a rolling twelve quarters of results as a measure. Additionally, please provide us with the underlying calculations, by quarter, which show expected results prior to revising your forecast (i.e., as of the end of the second quarter) and after revising your forecasted operating results downward.
Response
We would like to confirm that our methodology would not preclude the recognition of a deferred tax asset valuation allowance if minimal profits are generated or if we reach a break-even point prior to experiencing a rolling twelve quarters of cumulative losses. For example, if our projections were ever to indicate that we do not expect to generate sufficient taxable income in the future to recover our deferred tax assets, that would likely necessitate a valuation allowance, without regard to the nature of recent historical results. That would be particularly true if the markets, business environment or other operating factors changed.
Under SFAS 109, the need to record a valuation allowance against deferred tax assets is a matter of judgment. In forming our judgment we use, as a starting point, our historical adjusted operating results for a three-year period. If we had continued to achieve our prior forecast, including for periods during and beyond the third quarter of 2007 for our North American

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Operations2 , we would have likely remained in an adjusted cumulative three year loss position for the remainder of 2007 in the United States but would have expected to be in an adjusted cumulative three year income position in the United States beginning in 2008. In exhibit A3, we have provided our analysis related to the United States for the second and third quarters of 2007 utilized to determine our adjusted three-year cumulative historical financial results.
Again, focusing just on the United States due to the magnitude of the associated charge, we respectfully submit that a three-year adjusted cumulative loss is one piece of significant negative evidence, which is objective and verifiable and therefore difficult to overcome. However, we were cognizant that the three-year adjusted cumulative loss occurred for the first time during early 2007 and based on then-current forecasts was projected to last only into 2008. Prior to the third quarter of 2007, we were able to rely on our future financial outlook to overcome our three-year adjusted cumulative historical results. We were able to do so as we continued to have actual results which approximated or exceeded our previous forecast for those periods; the cost reduction actions embedded in those forecasts were verifiable within our current operating results; the forecast of future profitability was steady in the early years with increases in outer years; along with the other factors described in our response to the staff’s prior comment 6. However, beginning in the third quarter of 2007, our forecast decreased significantly and at that time we anticipated remaining in an adjusted three year cumulative loss position through 2009. Also, our future financial outlook deteriorated in the mid-term such that the majority of our anticipated future earnings were in later years. By its nature, forecasted results become less objective and verifiable the further away they are expected from the current year. Accordingly, we concluded that, in our judgment, our expectation of future taxable income could not overcome the significant negative evidence of a three-year adjusted cumulative loss and we could no longer support a position that it was more likely than not that we would realize our deferred tax assets.
Note 11 — Income Taxes page 25
4.	Paragraph 20 of SFAS 109 states that historical information may not be as relevant if there has been a significant recent change in circumstances. Considering the extensive disclosures of your turnaround plan and that a substantial portion of your losses appear to have been related to the implementation of your turnaround plan, please tell us what consideration you gave to the guidance in paragraph 20 of SFAS 109 when arriving at your conclusion to record a full deferred tax asset valuation allowance.

[2]	We advise the staff that our public releases refer to our operating results for our North American Operations, which is our reportable segment, while our estimates of future taxable income are derived from those forecasts for the appropriate tax jurisdiction, for example, the United States.

[3]	A separate unredacted version of this letter, which includes Appendix A, has been delivered to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

March 31, 2008

Response
The last sentence of paragraph 20 of SFAS 109 states the following, in part:
Sometimes, however, historical information ... may not be as relevant (for example, if there has been a significant, recent change in circumstances) and special attention is required.
We agree that many of the recent impacts on our business, and the resulting restructuring activities in our turnaround plan, could be considered a “significant, recent change in circumstances” that affects the relevance of our historical information. However, we note two items related to this. First, SFAS 109 requires us to give greater weight to verifiable evidence and it would not appear appropriate to either entirely exclude the historical information from the process of weighing all available evidence, both positive and negative, or to give it less relative weight. Second, we did consider the affect of these items in our analysis in two ways. First, we adjusted the historical information to remove the effect of various nonrecurring matters and costs to implement our turnaround plan. As indicated in our response to comment 3, we adjusted our historical financial results to exclude special charges, most of which were incurred as part of our turnaround plan to improve our future profitability and are not expected to recur in the future. We have also adjusted the historical results for the estimated retroactive effects of implemented cost reduction actions, the savings from which are verifiable in our current operating results, to improve comparability of the information as those cost reductions are included in our projected financial results. Second, the financial outlook for the United States utilized in our analysis assumed the benefits we anticipate as a result of our turnaround plan, including the estimated savings in labor rates and post-retirement healthcare as a result of our 2007 labor contract with the United Auto Workers Union, the union representing the majority of our hourly employees. Therefore the near and mid-term projections of future taxable income discussed above which reflect the revised labor cost structure in the United States indicate continued losses which justified in our judgment the need for a valuation allowance. We believe this approach is in accordance with the guidance provided by paragraph 20 of SFAS 109.
Note 11 — Income Taxes page 25
5.	In your response to our prior comment 6, you state that you concluded under the guidance of SFAS 109 that it is more likely than not that you will not generate sufficient taxable income, regardless of carry forward periods (which in certain instances are 20 years or for indefinite periods), to utilize your net deferred tax assets. As such, you arrived at the conclusion that a full deferred tax asset valuation allowance is warranted, within certain jurisdictions. However, in your response to our prior comment 9, you also state that you are projecting significant medium-term and long-term taxable income that will be sufficient to enable you to utilize your deferred tax assets. In this regard, we note that your near-term financial outlook was weighted more heavily than your medium-term to long-term financial outlook. Nevertheless, it appears you have still assigned some weight

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to your medium-term to long-term financial outlook and therefore have an expectation that at least some portion of your deferred tax assets will be realized. Please clarify this apparent inconsistency.
Response
It is unclear to us how the staff is concluding that we have assigned some weight to our medium-term to long-term financial outlook that resulted in the expectation (and accounting) that it is more likely than not that we will realize some portion of our deferred tax assets. In this connection, we note that we have provided for a full valuation allowance for our net deferred tax assets in the United States, Germany and Canada. In certain other tax jurisdictions, we determined that the positive evidence exceeded the negative evidence and concluded that it was more likely than not we would be able to realize the net deferred tax assets in those jurisdictions.
In prior staff comment 9 from the staff’s letter of December 31, 2007, the staff asked whether, based on the impairment of our deferred tax assets and our conclusions regarding the inability to generate future taxable income, we believed a triggering event had occurred under paragraph 8 of SFAS 144 requiring the performance of an impairment analysis of our long lived assets and goodwill.
We advised the staff that we utilize the same financial data in assessing our long-term assets for impairment, testing of our goodwill for impairment and in completing our analysis of recoverability of our net deferred tax assets. The purpose of our response was to advise the staff that the same cash flow assumptions and data was used for each evaluation, not different or more optimistic projections for the SFAS 142 and SFAS 144 evaluations than we used for the SFAS 109 analysis.
We also responded that we were projecting near-term taxable losses in the United States through 2009, but medium- and long-term taxable income that would be sufficient to enable us to utilize our deferred tax assets. However, as we noted in our responses above, SFAS 109 requires greater weight to be placed on factors which can be objectively verified (i.e., historical factors such as three years of adjusted cumulative losses) than to more subjective factors such as future projected taxable income. Once we concluded that the positive evidence of projected taxable income is not sufficiently objective and verifiable and therefore did not overcome the negative evidence of recent and near-term cumulative losses, the projected taxable income could not be used as the basis to avoid a valuation allowance on our net deferred tax asset, even though the projection was actually sufficient to mathematically realize the deferred tax asset and was our best estimate of future taxable income. We would like to repeat a point noted above in comment 2. Under SFAS 109 more weight is given to items that are objectively verifiable (such as three years of cumulative taxable losses) than to items that are more subjective (such as projections of future taxable income) and greater weight is given to projections of taxable income that reflect near-term taxable income than to projections that reflect near-term taxable losses with taxable income in the mid and long-term when economic events and markets are less predictable. We

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believe this view is an underlying principle in making the judgment for the need for a valuation allowance and is broadly embraced by many companies and is generally accepted in the accounting profession. Otherwise as long as a company had a good faith estimate of future taxable income which was not objective and verifiable it would have a basis to conclude no valuation allowance was needed. The basis for this view is that once it is determined that positive evidence in the form of forecasted taxable income is insufficient to overcome negative historical evidence, there is no objective way in our situation to determine what subset of forecasted taxable income (i.e. some portion of the projected medium- or long-term taxable income) would in fact be sufficiently verifiable to result in only a partial valuation allowance. Accordingly, we concluded that a full valuation allowance needed to be established against the remainder of our net deferred tax assets.
With respect to our evaluation of our net deferred tax assets within certain jurisdictions, we reached our conclusion based on a review of various guidance on the application of SFAS 109. The following specific sources were reviewed:
Deloitte & Touche’s Accounting Research Tool
Deloitte & Touche guidance on this issue is contained in Question and Answer FASB 109:23-3, which states:
How much weight should be given to “cumulative losses in recent years” when evaluating the need for a valuation allowance?
The response indicates:
Because cumulative losses are a form of evidence that is among the most objectively verifiable form of negative evidence available, it carries more weight than other evidence that embodies some degree of subjectivity. For this reason, whenever an enterprise has suffered cumulative losses in recent years, realization of a deferred tax asset is difficult to support if those assertions are based on forecasts of future profitable results without a demonstrated turnaround to operating profitability. In other words, an enterprise that has cumulative losses is generally prohibited from using an estimate of future earnings to support a conclusion that realization of an existing deferred tax asset is more likely than not, if such forecast is not based on objectively verifiable information. An objectively verifiable estimate of future income is based on historical operating results from the reporting enterprise’s recent history.
Accounting Research Manager
Accounting Research Manager guidance on this issue is contained in Interpretation 23-2 of “Interpretations of FASB Statement 109,” which states:

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How much weight should be given to “cumulative losses in recent years” when evaluating the need for a valuation allowance.
The response indicates:
We believe that, for a company suffering recent losses, realization of deferred tax assets is difficult to support if it is primarily dependent on forecasted, but not yet demonstrated, turnaround to operating profitability. Because of the weight given to recent cumulative losses, forecast of future income, absent qualifying tax-planning strategies or the types of positive evidence listed in paragraph 24, which includes a strong earnings history absent a loss caused by an unusual or infrequent event, will generally not overcome the need for a valuation allowance.
PricewaterhouseCoopers 2007 edition of “Guide to Accounting for Income Taxes”
PricewaterhouseCoopers guidance on this issue is provided in section 5.1.3.1 on page 93:
A projection of future taxable income is inherently subjective and generally will not be sufficient to overcome negative evidence that includes cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to operating profitability that has not yet been demonstrated.
Again, focusing on the United States, prior to the third quarter of 2007, as stated in our response to comment 1, we had a three-year adjusted cumulative loss, a significant piece of negative evidence that we appropriately weighted more heavily in our assessment of the need to record a valuation allowance. However, during that time we were forecasting near-term taxable income and mid- and long-term taxable income. Additionally, we had demonstrated our ability to meet our financial outlook and many of the cost savings assumed in our financial outlook were objective and verifiable as the activities generating the cost savings had already been implemented and the resulting savings were evident in our current operating results. Therefore, despite the significant negative evidence of a three-year adjusted cumulative loss, we concluded that the positive evidence outweighed the negative evidence and it was more likely than not that we would realize our net deferred tax assets.
In the third quarter of 2007, our three-year adjusted cumulative loss in the United States doubled from the second quarter. In addition our financial outlook in the United States deteriorated such that, for the first time, we anticipated remaining in a three-year adjusted cumulative loss position for a longer period because our expectations regarding profitability in the near-term and mid-term declined significantly. This was due to significant declines in near-term and mid-term profitability in both our North American automotive business and lower earnings from our

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interest in GMAC. The analysis prepared at that time and provided supplementally to the staff as part of our response to comment 3, shows this change. Previously, our financial outlook had shown profitability in the near-term, mid-term and long-term. The key change in the third quarter is that our near-term and mid-term financial outlook worsened, which meant that our projections now required steep increases in profitability in outer years, i.e., we anticipated a significant deterioration in financial results in the near-term and mid-term, followed by a robust return to profitability in the long-term. Previously, the profitability trend was much more gradual. Importantly, the deterioration in our forecast was due to changes in our expectations of the economy and the sales environment, which, for the most part, is outside of our control, and not increased costs or failure to achieve cost reduction targets, which is much more within our control. Based on these factors, in our judgment we believed that the positive evidence of our expectation of positive long-term financial results could not overcome the existing significant negative evidence and that we could no longer support a position that it was more likely than not that we would realize our deferred tax assets under SFAS 109.
Once we concluded there was a need to record a valuation allowance we then assessed the size of the allowance to be recorded. We first considered our three-year adjusted cumulative historical financial results which indicated that we would never utilize our deferred tax assets as we were in a taxable loss position. This approach effectively considers the three-year adjusted cumulative results as the most objective estimate of what can be expected in the future. We then considered our financial outlook, which indicated that we would generate sufficient taxable income to eventually utilize all of our deferred tax assets. However, the majority of that taxable income was long-term and required a robust return to profitability, which had not yet been demonstrated, and was not expected in the near-term. In practice, it is difficult to rely on long-term projections of future profitability, when such profitability is not supported by more objective and verifiable evidence. We believe this view is shared by many companies and the accounting profession. The basis for this view is that once one determines that positive evidence in the form of forecasted taxable income is insufficient to overcome negative historical evidence, we believe in our situation there is no objective way to determine what subset of forecasted taxable income would in fact be sufficiently verifiable to result in only a partial valuation allowance. Accordingly, we concluded that a full valuation allowance needed to be recorded against the remainder of our net deferred tax assets.
With respect to our SFAS 144 evaluation, please refer to our response to the staff’s comment 7 below.
Note 11 — Income Taxes page 25
6.	In your response to our prior comment 6, you state that it would be unusual for a company to record a partial valuation allowance in light of your facts and circumstances. However, as discussed in paragraph 98 of SFAS 109, the FASB appears to contemplate situations where a portion but not all of a deferred tax asset is expected to be realized in the future. It appears that you may have such a situation because, as indicated by your

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response to our prior comment 9, you expect to generate sufficient taxable income to realize at least some portion of your deferred tax assets. Please more fully explain to us why you believe it was not appropriate for you to record a partial valuation allowance in the third quarter of 2007, or in prior periods.
Response
Please refer to our response to comment 5 above. The Company respectfully submits that it does not believe that a proper application of GAAP would allow for a partial valuation allowance at September 30, 2007 against the Company’s net deferred tax assets in the United States, Canada and Germany. Paragraph 98 of SFAS 109 calls for the application of judgment and a careful assessment of all available evidence and then refers the reader to the guidance in paragraphs 20 to 25 of SFAS 109, the same paragraphs that indicate that it is difficult to conclude that a valuation allowance is not needed when there are cumulative losses in recent years and that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which the evidence can be objectively verified. It was clear to us that under the guidance of SFAS 109, the weight of our negative and positive evidence, from stronger to weaker, was as follows, first to the three years of cumulative taxable losses (objectively verifiable), next to near-term projections of taxable losses where economic events and markets are more predictable, and lastly to mid- and long-term projections of taxable income where economic events and markets are less predictable. While other facts were considered in our evaluation, we do not believe in practice that mid-term and long-term projections generally overcome significant verifiable negative evidence.
In addition, the valuation allowances we recorded in the third quarter of 2007 were net of future taxable temporary differences and therefore do not represent 100% of our gross deferred tax assets in the applicable tax jurisdictions and, therefore, are in a manner “partial valuation allowances.” We believe for the reasons discussed in our response to comment 5 that we would not have a basis to record a partial valuation allowance based solely on our outlook for mid- to long-term profitability.
Note 15 — Impairment, Restructuring and Other Initiatives
Impairments, page 32
7.	Since it appears that you have placed little or no reliance on projections of future taxable income when arriving at the conclusion that a full deferred tax asset valuation allowance is warranted, please tell us how you arrived at the conclusion that sufficient reliance can be placed on your future cash flows projections when assessing your long-term assets for impairment.

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Response
Realization of our net deferred tax assets in the U.S., Canada and Germany is dependent on our ability to generate future taxable income in the appropriate tax jurisdiction and of the appropriate type (e.g., ordinary income vs. capital gains). Whereas, in order to recover the carrying value of our long-lived assets our cash flows need to exceed the carrying value of the assets being tested for impairment. As the staff is aware, the cash flows used to test impairments under SFAS 144 do not equate to, and are generally greater than, taxable income as contemplated by SFAS 109. In addition, we respectfully submit that SFAS 144 does not provide for a weighting or discarding of best estimates of mid-term or long-term cash flows as does SFAS 109. Finally, SFAS 144 does not require rebuttal of recent historical results (i.e. three-year cumulative historical financial results) as a key element in determining recoverability. The following significant differences between evaluating taxable income under SFAS 109 and undiscounted cash flows under SFAS 144 are noted:
•	When testing our long-lived assets for impairment, assets are grouped at the lowest level for which we have identifiable cash flows in accordance with the guidance in paragraph 10 of SFAS 144. Recoverability of the long-lived assets is dependent on our ability to generate sufficient undiscounted cash flows from the use and eventual disposition of these asset groups. These cash flows exclude interest costs and certain other corporate overhead costs and thus, are generally greater than taxable income. In addition, these asset groups are generally not contained within a single individual tax jurisdictions (i.e., our asset groups can span more than one tax jurisdiction). Therefore, evaluating the need for a valuation allowance on deferred tax assets must be performed on a tax jurisdiction by tax jurisdiction basis while evaluating long-lived assets for impairment is performed at a different level (i.e., at the lowest level at which there are identifiable cash flows that are largely independent of other assets and liabilities).

•	Our projection of future taxable income does not equate to total SFAS 144 cash flows for our long-lived assets. Specifically our projection of near-term SFAS 109 taxable losses includes all items of taxable income/loss, including substantial declines in the expected operating results of our equity affiliate, GMAC LLC, and as discussed above certain central overhead and other corporate costs which are not directly related to any asset group. These items are excluded from the cash flows used in our SFAS 144 analysis. Finally, an assessment of the recoverability of long-lived assets is performed utilizing cash flows without consideration of interest costs pursuant to paragraph 16 of SFAS 144.
Accordingly, while our ability to rely on our medium- and long-term financial forecasts is limited when overcoming the need for a valuation allowance against deferred tax assets when verifiable negative evidence exists, forecasted future cash flow information is required to be used in a long-lived asset impairment analysis. Therefore, we respectfully submit that as with any other company, we are required to rely on our estimate of future cash flow in determining whether an impairment of our long-lived assets exists. Our obligation to follow the provisions of

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paragraphs 16 to 21 of SFAS 144 with respect to estimates of future cash flows is not diminished or impacted by any judgment we make pursuant to SFAS 109 about the relative weight of the related financial outlook in evaluating the need for a valuation allowance.
Note 18 — Transactions with GMAC, page 45
8.	It appears your reserve estimates for your residual support program as well as your risk sharing arrangements with GMAC involve judgments and uncertainties. Therefore, due to the materiality of potential future payouts related to these residual value guarantees and the current economic environment in the credit markets, please tell us what consideration was given to including appropriate disclosure within the discussion of critical accounting estimates. In this regard, the inclusion of a sensitivity analysis may be appropriate.
Response
We respectfully submit that at each reporting date we have evaluated our potential future payouts under both the residual support program and the risk sharing arrangement and determined our estimated payments are not overly sensitive to change as a result of outcomes that are reasonably likely and, in fact, we believe any potential change to our estimated additional payout that could be reasonably likely would not be material to us. As disclosed in Note 27 to our 2007 Form 10-K, the liability recorded for the residual support program and the risk sharing arrangements with GMAC at December 31, 2007 are only $118 million and $144 million, respectively.
Our conclusion was reached after considering the following factors:
•	The residual support program is offered on a large pool of vehicles across multiple brands and our historical experience supports a remote likelihood that the proceeds from the entire portfolio of assets would be lower than both the contractual residual value and the estimated residual value at lease termination.

•	The maximum amount under the risk sharing arrangement is also offered on a large pool of vehicles across multiple brands and would only be paid if the resale proceeds from all outstanding lease vehicles in this program are lower than the estimated residual value at lease termination. Our historical experience supports that this is unlikely to occur.

•	Our current reserve estimates are based on actual three year historical experience, current trends and our knowledge of the automotive industry. Our methodology has been consistent and has not required us to record any material changes to our reserves as a result of actual payouts differing from our original estimates.

•	We do not believe that the current economic environment in the credit markets will significantly affect our reserve balances since difficult economic conditions may cause

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consumers to shift to the less expensive used vehicles market, thereby supporting residual values.
Accordingly, we do not believe that it is necessary to include in our discussion of critical accounting estimates additional disclosures for these items. However, we will continue to assess the materiality of potential future payouts under these agreements and provide disclosure in our discussion of critical accounting estimates if it becomes useful to investors.
General
Finally, we acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure that we made in the Form 10-K and 10-Q;

•	Comments from the SEC Staff or changes to our disclosure in filings with the SEC in response to those comments do not foreclose the Commission from taking any action with respect to the Form 10-K and 10-Q; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I plan to contact you after sending you a copy of this letter to establish a good time for us to go through these comments. I look forward to working with the staff to resolve your questions or concerns. Please do not hesitate to contact me at (313) 667-3434 with any questions or concerns.
Sincerely,
/s/ Nick S. Cyprus
Nick S. Cyprus
Controller and Chief Accounting Officer